October 29, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549-3561

Attention: Edwin Kim and Matthew Derby

Re:	Immersed Inc.
Offering Statement on Form 1-A
Filed September 4, 2025
File No. 024-12657

Dear Mr. Kim and Mr. Derby,

On behalf of our client Immersed Inc. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated September 25, 2025, with respect to the Offering Statement on Form 1-A filed on September 4, 2025 (the “Offering Statement”). For convenience, the number of each response set forth below corresponds to the numbered comment in the Staff’s letter dated September 25, 2025, and the text of the Staff’s comment appears in bold type and the Company’s response appears immediately after such comment in regular type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offering Statement.

Offering Statement on Form 1-A filed September 4, 2025

Offering Circular

Forward Stock Split, page 5

1.	Throughout your offering circular, you describe a pending 20-for-1 forward stock split, but on page 5 you indicate that your board will determine a ratio to be determined prior to qualification. Further, you indicate that the forward stock split may not proceed. Please clarify that you will provide a pre-qualified amendment that will reflect the actual forward stock split on a retroactive basis, including the financial statements and financial information. To the extent that a planned forward stock split is not implemented or uses a ratio different from what is disclosed, please file a prequalified amendment, or post-qualified amendment if it is changed after qualification, to reflect the change.

Response:

The Company respectfully acknowledges the comment. The Company has provided updated information on pages 5 and 77 in “The Offering—Forward Stock Split” and “Description of Capital Stock—Forward Stock Split” sections, respectively, to clarify that the Company intends to effect a 20-for-1 forward stock split prior to qualification, and that, upon approval of the forward stock split, the Company intends to file a pre-qualified amendment to reflect the actual forward stock split on a retroactive basis, including updated disclosures regarding the number of shares offered, price range, and revisions to the Company’s financial statements and related financial information. The forward stock split ratio may be adjusted by the Board in its discretion as it deems necessary to achieve the desired price range of $0.50 to $1.00 per share.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

Securities and Exchange Commission
October 29, 2025

Plan of Distribution, page 35

2.	We note that you will offer Bonus Shares to investors that “reserve” shares through the Dealmaker subscription processing platform prior to qualification. Please clarify in your Q&A section and Summary that such reservations are non-binding. Further, we note that you indicated that you have provided solicitation of interest communications in Item 4 of the Part I - Notifications section of your Offering Statement. Please clarify how investors will be solicited to make these advanced reservations to purchase shares of common stock and advise us whether such methods will comply with Rule 255(b) of Regulation A and whether any solicitations of interest will be filed as an exhibit under Item 17(13) of Part II of your Offering Statement.

Response:

The Company respectfully acknowledges the comment. The Company has updated the disclosure on pages 3, 33 and 38 in “Summary—Bonus Shares,” “Risk Factors—Risks Related to this Offering and out Common Stock—We are offering Bonus Shares to certain investors, which will result in increased dilution to those investors not eligible for the maximum bonus.” and “Plan of Distribution—Bonus Shares for Certain Investors (Up to 20%)”, respectively, to delete references to any feature related to a “reservation” of shares in advance of the qualification of this Offering by the SEC. Accordingly, the Company will not include any “Reserved” Shares criteria for receiving Bonus Shares in connection with the Offering.

Additionally, the Company has updated its response from “Yes” to “No” with respect to the question “Has the issuer used solicitation of interest communications in connection with the proposed offering?” in Item 4 of the Part I – Notifications section of the Offering Statement to clarify that the Company will not conduct any “testing-the-waters” or other solicitations of interest communications in connection with the Offering prior to qualification. Consistently, the Company affirms that (i) the Company will not solicit investors to make any advance “reservations” to purchase shares prior to qualification; (ii) the Company will not disseminate any Rule 255(b) materials before qualification and therefore no solicitations of interest materials are required to be filed as exhibits under Item 17(13) of Part II; and (iii) prior to qualification, the Company will refrain from any communications that could constitute an offer or solicitation in connection with this Offering.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

Securities and Exchange Commission
October 29, 2025

3.	Please clarify if the noteholders, including the convertible noteholders, would be considered “investors” that would be eligible for the 20% bonus shares even if they have not yet converted their notes.

Response:

The Company respectfully acknowledges the comment and advises that noteholders, including holders of convertible promissory notes, will not be deemed “investors” eligible for the 20% Bonus Shares unless and solely to the extent they make a new cash investment in this Offering after qualification. For avoidance of doubt, no Bonus Shares will be issued in respect of any conversion, exchange, or cancellation of outstanding indebtedness, including the conversion of any notes, whether before or after qualification. Additionally, the Company has revised the “Summary” and “Plan of Distribution—Bonus Shares for Certain Investors (Up to 20%)” sections to clarify that holders of the Company’s current outstanding convertible notes are not eligible to receive Bonus Shares with respect to any conversion, exchange, or cancellation of such convertible notes, and a noteholder would only be eligible to receive Bonus Shares if such noteholders makes a new cash investment in this Offering.

4.	We note that in your cover page, you indicate that DealMaker Securities LLC will provide broker-dealer services, but will not provide underwriting or placement agency services. Please clarify what broker-dealer services will be provided by DealMaker. Further, please advise us whether DealMaker will undergo a FINRA review of its underwriting or broker-dealer compensation.

Response:

The Company respectfully acknowledges the comment. The Company’s disclosure has been updated to state it “has engaged DealMaker Securities LLC, a FINRA/SIPC registered broker-dealer (“Broker”) and its affiliates, to perform broker-dealer administrative and compliance related functions in connection with this Offering. The Broker does not purchase any securities from the Company with a view to sell those for the Company as part of the distribution of the security.” DealMaker obtained the no-objections letter on October 28, 2025.

Debt and Financing Arrangements, page 56

5.	You reference various convertible note offerings under private placements and Regulation CF crowdfunding offerings being sold from 2023 through June 2025. Please clarify how many shares of common stock may be issuable under these convertible notes, including a range of amounts if applicable. In addition, to the extent shares were sold in those offerings at a significant discount to the price in this offering, disclose the average price paid and include risk factor disclosure as appropriate.

Response:

The Company respectfully acknowledges the comment. The Company has revised and updated the disclosure on page 58 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt and Financing Arrangements—Convertible Note Financing” to quantify the potential share issuance upon conversion of all outstanding convertible notes if such notes were to be converted in connection with this Offering. Additionally, the Company has revised and updated the disclosure on page 58 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Equity Offerings” to include a disclosure relating to the Company’s Regulation CF offering from August 2023 where the Company issued and sold 604,546 shares of common stock at a price of $4.9624 per share for gross proceeds of approximately $3.0 million. Such Regulation CF offering was closed on August 31, 2023. Finally, because the shares sold in the Regulation CF offering were not issued at a discount to the intended price range of $0.50 to $1.00 per share in this Offering, the Company has determined that a related risk factor is not warranted and therefore has not included one.

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

Securities and Exchange Commission
October 29, 2025

6.	We note that you had two Reg. CF crowdfunding offerings and filed Form Cs on January 22, 2025 and June 16, 2025. Please clarify when the January 22, 2025 Reg. CF offering was terminated. Further, clarify in the summary that you plan on having two concurrent offerings, the June 16, 2025 Reg. CF and the Reg. A offerings, and briefly describe the terms of the Reg. CF offering and how it differs from your Reg. A offering. Given the overlapping time period for these offerings, please advise us whether or not these two offerings should be integrated. See Rules 152(c)(3)and 152(d)(3). Further, please address the risk and consequences to you and investors should your Reg. CF and Reg. A offerings be integrated.

Response:

The Company respectfully acknowledges the comment. You have requested analysis for the January 2025 Reg. CF Offering, the June 2025 Reg. CF Offering, and the proposed Reg. A offering. The Company has also engaged in a separate Regulation D, Rule 506(c) offering only to accredited investors.

The Company does not intend to engage in concurrent offerings as more particularly discussed below and will separate the offerings in time. Notwithstanding that the Company will not conduct concurrent Reg. CF and Reg. A offerings, as requested, the Company has included a risk disclosure to the investors generally describing the risks of integration of the Reg. CF and Reg. A offerings.

The January 22, 2025 Reg. CF offering was terminated on April 30, 2025 and the revised disclosure in the Form 1-A reflects that the Reg. CF offering has closed. The Company will not commence marketing or sales in the Reg. A offering while the June 16, 2025 Reg. CF offering is ongoing. As described in the response above and amended in the Part I, the Company has not and does not intend to engage in solicitations of interest pursuant to Rule 255 of Regulation A.

The current June 16, 2025, Reg. CF offering will be terminated in accordance with Rule 304 of Regulation CF prior to the Company requesting qualification of the Reg. A offering. The offering intermediary for the June 16, 2025 Reg. CF offering will provide notice of termination of the Reg. CF offering pursuant to Rule 304(b) of Regulation CF. Furthermore, prior to qualification of the Reg. A offering, the Company and the intermediary will have ceased efforts to make further offers to sell the issuer’s securities under the Regulation D, Rule 506(c) offering, pursuant to Rule 152(d)(1)(ii). No solicitation materials of the Reg. A and/or Reg. CF offerings are utilized in the Regulation D offering pursuant to Rule 152 for which Regulation D, Rule 506(c) solicitation materials are used.

Although the Reg. A offering statement was filed publicly, under the traditional integration framework, the Reg. A offering and Reg. CF offering are distinct separate offerings with separate plans of finance offering separate securities, and pursuant to which no sales will occur during the same period of time. The Reg. CF offering offers interest-bearing promissory notes and the Reg. A proposed offering will offer common stock. While under Rule 152(c)(3), the Form 1-A was publicly filed rather than non-publicly submitted for business reasons, the Company has complied with the conditions of each offering exemption and avoided discussion of the material terms of the other offerings in the Form C (which makes no mention of the Reg. A offering) and the Form 1-A did not provide the material terms of the June 16, 2025 Reg. CF notes offering, but a general description of the notes in the MD&A financing disclosure. For the avoidance of doubt, the new disclosure in the Form 1-A/A has removed any reference to the particulars of the June 16, 2025 Reg CF offering which the Company intends to terminate prior to qualification of the Reg. A offering in accordance with Rule 152(d)(1).

**************

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com

Securities and Exchange Commission
October 29, 2025

We appreciate your time and attention to the Company’s response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at (305) 579-0541.

Very truly yours,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

Enclosures

cc:	Mr. Renji Bijoy, Chief Executive Officer

Greenberg Traurig, LLP | Attorneys at Law	www.gtlaw.com